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                                                                    Exhibit 99.5


                                            December 8, 2000
                                            P 559 e
                                            Diana Weitenkopf
                                            Phone. (06 21) 60-20732
                                            Fax (06 21) 60-20129
                                            E-mail: diana.weitenkopf@basf-ag.de

The first to complete the approval process

BASF AND SINOPEC AWARDED BUSINESS LICENCE FOR WORLD-SCALE STEAMCRACKER JOINT VENTURE IN NANJING, CHINA

BASF and China Petroleum & Chemical Corporation (SINOPEC Corp.) have established a new joint venture company to build and operate together an integrated petrochemical site in Nanjing, PR China. The business licence is awarded to the partners in Beijing today, December 8, 2000.

The new company BASF-Yangzi Company Ltd. is a 50:50 joint venture between BASF and SINOPEC. Preparation of the 220-hectare land for the construction of the plants will start as soon as next month.

A steamcracker with a capacity of 600,000 metric tons/year of ethylene is at the core of the integrated site, supplying several world-scale downstream plants. A total of 1.7 million tons per year of chemicals will be produced to cater for the demand of the China market. Total capital expenditures of the two partners for the integrated site amount to Euro 2.6 billion. The plants at the site will be equipped with state-of-the-art technology and the BASF's Verbund concept combines cost efficiency with the minimization of environmental impact.

Dr. Juergen Hambrecht, BASF's board member responsible for Chemicals and for Asia/Pacific region, says the long-standing partnership between BASF and SINOPEC will smooth the implementation of the project: "BASF has marked a new milestone in developing our businesses in China. We are determined to have the plants ready at the Verbund site by the end of 2004, ensuring the partners a leading position in the China market."


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SINOPEC chairman Mr. Li Yizhong states, "BASF-YPC Company Limited is the first strategic joint venture project with multinationals after the successful listing of SINOPEC. It is an important milestone marking the way of opening to outside."

BASF is a return-focused global company generating long-term growth and profitability from its activities in chemicals, health and nutrition, and oil and gas. The company's product range includes high-value chemicals, plastics, dyestuffs, dispersions, automobile and industrial coatings, crop protection products, pharmaceuticals, fine chemicals, crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of the company's particular strengths and provides a unique competitive advantage. With sales in 1999 of Euro 29.5 billion (about $29.5 billion) and a workforce of 105,000 employees, BASF is one of the world's top chemical companies. BASF's internet address is www.basf.com.
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China Petroleum & Chemical Corporation (SINOPEC Corp.) is the largest integrated petroleum and petrochemical company in China. The shares of SINOPEC were issued in New York, Hong Kong and London simultaneously on October 18 and 19. The company's business includes: oil and gas exploration, development, production and selling; crude oil processing, oil products trading, transportation, distribution and marketing; and petrochemical products production and distribution. SINOPEC Corp. will further improve its competitiveness and the return on its capital employed through the implementation of cost reduction strategy, resource optimization strategy, technology and human resources strategy. Yanzi Petrochemical Corp. is a key subsidiary of SINOPEC Corp. SINOPEC aims to be a world-scale petrochemical and energy company with international competitiveness. SINOPEC's internet address is www.Sinopec.com
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